Exhibit 8.1

List of subsidiaries of Intasys Corporation

Mamma.com Inc.
Intasys Billing Technologies Limited
Intasys Billing Technologies (Canada) Inc.
Intasys Billing Technologies (Asia Pacific) Pty Ltd.
Intasys Online limited
Intasys Management Systems Inc.
Intasys Management Systems
Cellular Telecom & Technologies (UK) Limited
Billing Technology Limited
Billing Management Systems limited	(non-active) (non-active) (non-active) (non-active) (non-active)